Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

September 14, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Finance

Division of Corporation Finance

Washington, D.C. 20549

Attn: Sonia Bednarowski and Jessica Livingston

Re:	Plutus Financial Group Limited
Amendment No. 5 to Draft Registration Statement on Form F-1
Submitted July 3, 2023
CIK No. 0001933021

Dear Ms. Bednarowski and Ms. Livingston:

We write on behalf of Plutus Financial Group Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated July 31, 2023, commenting on the Company’s Amended Draft Registration Statement on Form F-1 submitted July 3, 2023 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 5 to Draft Registration Statement on Form F-1

Cover Page

1. Please disclose here the location of your auditor.

Response: In response to this comment, the Company has amended the Registration Statement to indicate that its auditors are headquartered in San Mateo, California.

2. Please revise your disclosure here, in your prospectus summary, your summary of risk factors and risk factors sections to disclose whether you have a cash management policy that dictates how funds are transferred. In addition, please state that there is no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer cash into or out of China, including Hong Kong.

Response: In response to this comment, the Company has amended the Registration Statement to include these disclosures in the cover page material, in the summary of significant risk factors section, and in a new risk factor at page 39.

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

September 14, 2023

Margin Financing, page 4

3. We note the response to comment 4. Please revise your disclosures to address the items below.

● Disclose any renewal process (and related timing) and how initial margin limits are determined and subsequently modified.

● We note your disclosure on page 4 that IPO financing generated interest income of HK$330,000 for the year ended December 31, 2021 but that, based on your disclosure on page F-19, no IPO margin loans were outstanding at year-end. To provide a better link between these items, revise your disclosures, here or elsewhere, to provide a rollforward or similar detail showing activity for non-IPO and IPO margin lending activities during the periods presented.

● We note your disclosure that you have not written off any margin loans or IPO loans for the periods presented. We also note your disclosure on page 25 that you have historically incurred losses and experienced customer disputes related to margin financing. Enhance your disclosure to discuss the nature of and to quantify such losses and disputes.

● Here or elsewhere in the filing, revise to discuss and quantify financing and / or other costs associated with margin lending activities for the periods presented.

Response: In response to this comment, the Company has amended the Registration Statement to add additional disclosures on these subjects at page 4, page 25, and page 84. The risk factor relating to credit risks on page 25 has been corrected to clarify that the Company has not experienced disputes or losses arising from margin financing during the years ended December 31, 2021 and 2022.

Summary of Significant Risk Factors

Risks Related to a future determination that the Public Company Accounting Oversight Board,

4. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your disclosure here and throughout to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years and thus reduces the time before securities may be prohibited from trading or delisted.

Response: In response to this comment, the Company has amended the Registration Statement where indicated at page 9 and in the risk factors section at page 35 to update its disclosures regarding the HFCAA, as amended.

Because all of the Company’s operations are in Hong Kong, page 10

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

September 14, 2023

5. Please expand your disclosure here to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and the risk that rules and regulations in China can change quickly with little advance notice.

Response: In response to this comment, the Company has amended the Registration Statement to expand this risk factor summary by adding additional disclosures regarding the matters requested.

PRC Government Permissions and Approvals, page 16

6. Please revise to identify your Hong Kong counsel on page 16. In addition, we note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to the transaction have or will comply with your obligations under the Trial Measures, and the risks to investors of non-compliance.

Response: In response to this comment has amended the Registration Statement at page 16 to identify its Hong Kong counsel, to discuss the Trial Measures in brief, and the explain why the Trial Measures do not apply to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for Fiscal Years Ended December 31, 2021 and 2022

Revenues, page 57

7. We note the response to comment 12 and revisions to your disclosures. Please address the items below.

● We note your disclosure that you act as a facilitator and assist to liaise with third party brokerage companies, but we are unclear about what this means. Describe for us the full transactional process for a purchase and sale of a fractional share, including ordering, execution of a purchase and of a sale, custody / holding, fulfilment, record-keeping, and transfer to other brokers. Your description should include identify who is responsible for each step of the process (such as a Plutus entity or a third party).

● In addition, clarify the treatment of any residuals. For example, if only whole shares can be traded (bought / sold) in the market, tell us whether an account in the name of and owned by a Plutus entity holds and / or provides residual amounts so that the customer’s fractional share can be traded in the market, or whether a third party does so.

● We note your disclosure of the revenue related to fractional share trading. Quantify for us, in your response letter, the share / transaction volumes for the periods presented.

Response: In response to this comment has amended the Registration Statement to update its disclosure on page 57 regarding fractional share trading. The Company ceased providing any services related to fractional share trading in 2023 and does not expect to provide any factional share trading in the future. A complete description of the fractional share trading process used, together with the other information request by this comment, have been added on page 57 of the Registration Statement.

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

September 14, 2023

8. We note that your disclosure on page 61 says interest income generated from margin financing increased year-over-year because of an increase in the number of customers utilizing the margin financing services and the increase in size of such margin financings. Page 64 also says that more customers utilized margin financing limits granted to them in 2022 versus 2021. However, your disclosure on page 68 says that the amount of margin lending to customers declined year-over-year because customers were utilizing a lesser portion of the margin limit available to them. Please revise your disclosures to reconcile these statements.

Response: In response to this comment, the Company has reconciled and clarified these statements with amendments to the Registration Statement on pages 61, 64, and 68. As explained in the amended disclosures, interest income generated from margin financing margin is based on the loan sizes utilized by the customers throughout the year, instead of the balances of loans to customers as of the ending date of the year. Therefore, interest income for the year ended December 31, 2022 increased with the loan size utilized by the customers throughout the year, while the amount of margin lending to customers decreased as of December 31, 2022 when compared to the amount as of December 31, 2021.

Operating Expenses, page 61

9. Please revise your disclosures to provide additional detail regarding the commission expense incurred in fiscal 2022, such as (i) the number of account executives who received commissions; (ii) their name(s) if they are related parties; (iii) general terms of the arrangements; and (iv) whether you expect this level of commission expense to continue. In addition, quantify the amount of new investments generated for the Company and the associated revenues recognized on such investments generated during the periods presented.

Response: In response to this comment, the Company has amended the Registration Statement on page 61 to add the additional information requested.

10. Please revise to address the reasons for the decrease in management fees during the year ended December 31, 2022.

Response: In response to this comment, the Company has amended the Registration Statement below the table on page 62 to explain that the management fee reflected in the table was payable to a service company retained by the Company to prepare a market assessment and analysis of marketing deliverables. The management fee was non-recurring in nature and decreased by HK$595,000 from 2021 to 2022, as the Company’s engagement of the outside service company ended in January 2022.

Segment Performance for fiscal year ended December 31, 2021 and 2022

General and administrative expenses, page 65

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

September 14, 2023

11. Please revise your disclosure to disaggregate the components comprising your general and administrative expenses that have been allocated to each segment. In addition, revise to provide a discussion of the changes in these components for the periods presented.

Response: In response to this comment, the Company has amended the Registration Statement to provide these additional disclosures at page 64 (for the securities related services segment), at page 65 (for the asset management services segment), and at page 66 (corporate).

Analysis of Items with Major Changes on the Consolidated Balance Sheets

Balances with related parties, page 69

12. Please revise to note the special dividend of HK$24,451,000 and to either (i) discuss the related accounting and payment terms of the remaining amounts owed by Mr. Zhao or (ii) include a reference here to where you have disclosed it elsewhere in the filing.

Response: In response to this comment, the Company has amended the Registration Statement by adding this information in a new footnote to the “Balances with related parties” table on page 69.

Business

Underwriting and Placing Services, page 81

13. Please revise to also identify when the representative equity and debt capital markets transactions took place.

Response: In response to this comment, the Company has amended the Registration statement to add a transaction date for each of the representative equity and debt capital transactions shown on page 81.

Related Party Transactions, page 108

14. Refer to your response to comment 21. Please revise your disclosure on page 108 to describe the individual transactions with related parties falling under “Amounts due from related parties,” and disclose here the nature of the relationship with Fund SPC and its subsidiaries.

Response: In response to this comment, the Company has amended the Registration Statement to add more detailed disclosures in tabular format on page 108.

15. Refer to your response to comment 22. Your disclosure on page 108 that you intend to settle the amount due from Mr. Zhao by way of an offsetting dividend distribution and / or by cash within 2023 is inconsistent with your disclosure on page F-22 that the amount due from Mr. Zhao will be settled by cash repayment from Mr. Zhao. Please revise for clarity and consistency.

Response: In response to this comment, the Company has amended the Registration Statement to correct the disclosure on page 108 to clarify that the amount due from Mr. Zhao will be settled by cash payment in 2023.

Notes to Financial Statements

Note 18. Restatement, page F-25

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

September 14, 2023

16. We note your response to comment 25. Please address the items below.

● Provide us, in your response letter, with a more fulsome discussion of what specific errors you identified and corrected. In this regard, we note that multiple comments in our prior letter (such as 11, 24, and 25) referenced areas where you had appeared to change accounting conclusions. Your response should clearly indicate each instance in which you changed your accounting conclusion / treatment, summarize the prior accounting treatment, note the revised conclusion / treatment, state any related corrections, and quantify the impact to related financial statement line items.

● Tell us, to the extent that it is not already covered in the bullet above, the balance sheet impact of your change to your underwriting activity principal conclusion.

● Disaggregate for us the securities brokerage commission and handling fee line item you present on page F-24, consistent with how you present those items separately in your consolidated statements of comprehensive income (loss).

Response: In response to this comment, the Company respectfully advises the Staff as follows in response to the specific bulleted items noted in the Staff’s comment:

The following issues have been identified and corrected:

(a)	accounting treatment for commissions paid to external brokers
(b)	change in description of variable consideration in accounting policies in securities brokerage, underwriting and placing services
(c)	modification of principal or agent disclosure in underwriting services

Accounting treatment for commissions paid to external brokers

Commission expense of HK$1,311,000 paid to external brokers and commission income of HK$1,311,000 received from IPO securities issuers were previously reported on a gross basis. External brokers requested that the Company arrange IPO subscription for the external brokers’ customers on behalf of the external brokers. Under this arrangement, the Company acted as an agent to provide securities brokerage services to the external brokers for IPO subscriptions and agreed to remit to the external brokers any rebates from IPO securities issuers for successful allocation of IPO shares. The Company previously misclassified rebates as commission income in the statements of income and comprehensive income. The Company believes that the rebates pass-through the Company from the securities issuers to the external brokers. These amounts have no impact on the income statement because rebates are neither income nor expense for the Company and are unrelated to the Company’s operations. Under the arrangement, the Company only received IPO subscription handling fee from external brokers.

Therefore, rebates received (which are included in commission income) and commission expense should be presented net. The commission expense is revised to reflect the revenue net of commission income. Therefore, the securities brokerage commissions and commission expenses for the year ended December 31, 2021 have both decreased by HK$1,311,000 on the income and comprehensive income statements. There was no other impact on the consolidated financial statements saved as above.

Change in description of variable consideration in accounting policies in securities brokerage, underwriting and placing services

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

September 14, 2023

The Company has previously erroneously disclosed that there is no variable consideration in the transaction price of securities brokerage, underwriting and placing services. Taking into account the factors outlined in response to Comment No. 24 of the previous comment letter, it is determined that there is variable consideration in the transaction price for securities brokerage, underwriting, and placing services. The disclosure is revised to include variable consideration for securities brokerage, underwriting, and placing services in the contract’s consideration. No quantitative adjustment was made because the identified variable consideration has no impact on the timing of revenue recognition or amount of revenue recognized.

Change in disclosure of principal or agent in underwriting services

The Company has previously erroneously disclosed that the Company acted as an agent in underwriting services. The Company is obligated to take up the unsubscribed shares up to the maximum underwriting commitment in the event of undersubscription of the offered securities as stated in the contract. Based on the principal or agent analysis detailed in response to Comment No. 24 in the prior comment letter, the Company concluded that it acts as a principal in the provision of underwriting services. No quantitative adjustment was made, as the amount of revenue recognized would be the same on a gross or net basis because the Company did not incur direct costs such as legal fees, traveling, marketing, and other expenses related to underwriting revenue. There is no balance sheet impact from the change to underwriting activity to principal conclusion.

Relevant disclosure has been revised in the Draft Registration Statement on page F-25.

Exhibit 23.1, page ii

17. Please ensure that your consent correctly identifies the amendment number filed. In this regard, we note that this most recent amendment has been identified as amendment number five but appears to be amendment number four.

Response: In response to this comment, the Company advises that Exhibit No. 23.1 to the newly amended registration statement correctly addresses amendment number six.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.